Filed pursuant to Rule 424(b)(7)
Registration Statement No. 333-135453

Prospectus Supplement to Prospectus Dated June 29, 2006.

550,000 Shares The Goldman Sachs Group, Inc. Common Stock

This prospectus supplement relates to the offer and sale from time to time of 550,000 shares of common stock of The Goldman Sachs Group, Inc. by the selling shareholders described in this prospectus supplement, or the “Selling Shareholders”, at prices and on terms that will be determined at the time of the offering.

Sales of shares of common stock may only be effected by one or more, or a combination, of the following methods:

•	a block trade in which the Selling Shareholder’s broker-dealer will attempt to sell the shares as agent, but may resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker-dealer may purchase the shares as a principal and then resell the shares for its own account;

•	ordinary brokerage transactions and transactions in which the broker-dealer may solicit purchasers; or

• an underwritten offering through Goldman, Sachs & Co.

The Selling Shareholders beneficially own, in the aggregate, less than 1% of the outstanding shares of common stock.

The Goldman Sachs Group, Inc. will not receive any proceeds from the offerings made pursuant to this prospectus supplement.

This prospectus supplement contains new information with respect to, and supersedes, the accompanying prospectus as to the Selling Shareholders who may use this prospectus supplement and the means in which the shares of common stock may be distributed.

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, before you invest in the common stock.

The common stock is listed on the New York Stock Exchange under the ticker symbol “GS”. On June 27, 2007, the last reported sales price for The Goldman Sachs Group, Inc.’s common stock on the New York Stock Exchange was $219.33 per share.

See “Risk Factors” beginning on page 20 of our Annual Report on Form 10-K for the fiscal year ended November 24, 2006, which is incorporated by reference herein, to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.

Prospectus Supplement dated June 28, 2007.

SELLING SHAREHOLDERS

All the shares of common stock offered by this prospectus supplement are being offered by a number of shareholders that we refer to as the “Selling Shareholders”. Each Selling Shareholder is, or was, a limited partner in the Goldman Sachs 2000 Exchange Place Fund, L.P. (the “Fund”). The shares of common stock being offered by this prospectus supplement will be distributed by the Fund to the Selling Shareholders pursuant to the Fund’s limited partnership agreement and are being registered for resale pursuant to the terms of an agreement between The Goldman Sachs Group, Inc. and the Fund.

The Selling Shareholders beneficially own, in the aggregate, less than 1% of the outstanding shares of common stock.

Some of the Selling Shareholders include current and former employees of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates and former partners and employees of The Goldman Sachs Group, L.P. and its subsidiaries and affiliates. We operated as The Goldman Sachs Group, L.P., a Delaware limited partnership, before converting to The Goldman Sachs Group, Inc. in connection with our initial public offering on May 7, 1999.

COMMON STOCK PRICE RANGE

The following table sets forth, for the quarters indicated, the high and low sales prices per share of the common stock of The Goldman Sachs Group, Inc. as reported by the Consolidated Tape Association.

	Sales Prices
	2007		2006		2005
	High	Low	High	Low	High	Low

First quarter	$222.75	$191.50	$146.35	$124.23	$113.93	$101.79
Second quarter	232.41	189.85	169.31	139.18	114.25	95.16
Third quarter (through June 27, 2007)	233.97	212.56	157.00	136.79	114.87	94.75
Fourth quarter	N/A	N/A	203.35	145.66	134.99	108.86

As of June 18, 2007, there were 6,709 holders of record of the common stock of The Goldman Sachs Group, Inc.

On June 27, 2007, the last reported sales price for the common stock of The Goldman Sachs Group, Inc. on the New York Stock Exchange was $219.33 per share.

USE OF PROCEEDS

The Selling Shareholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus supplement. We will not receive any proceeds from an offering contemplated by this prospectus supplement and we will pay all expenses, estimated to be approximately $100,000, relating to the registration of the shares of common stock.

PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus supplement may be sold from time to time by the Selling Shareholders (or by their pledgees, donees, transferees or other successors in interest) directly or, alternatively, through broker-dealers acting as underwriters, dealers or agents. The shares of common stock may be sold on the New York Stock Exchange, in the over-the-counter market or otherwise, in one or more transactions at fixed prices (which may be changed), at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

Sales of shares of common stock may only be effected by one or more, or a combination, of the following methods:

•	a block trade in which the Selling Shareholder’s broker-dealer will attempt to sell the shares as agent, but may resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker-dealer may purchase the shares as a principal and then resell the shares for its own account;

•	ordinary brokerage transactions and transactions in which the broker-dealer may solicit purchasers; or

•	an underwritten offering through Goldman, Sachs & Co.

In addition, any of the shares of common stock held by the Selling Shareholders that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus supplement.

Sales of shares of common stock may not be effected through hedging transactions, short sales (other than as an underwritten offering), loans or pledges.

The Selling Shareholders may select broker-dealers — including Goldman, Sachs & Co. or any of our other affiliates — to sell their shares. Broker-dealers that the Selling Shareholders engage may arrange for other broker-dealers to participate in selling the shares. The Selling Shareholders may give these broker-dealers commissions, discounts or other concessions in amounts to be negotiated at the time of sale. In connection with these sales, the participating broker-dealers, as well as the Selling Shareholders (and their pledgees, donees, transferees and other successors in interest), may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) in connection with the sales of the shares. Accordingly, any commission, discount or other concession received by them and any profit on the resale of the shares received by them may be deemed to be “underwriting discounts or commissions” under the Securities Act.

We have entered into a registration rights agreement with the Fund. Under the registration rights agreement, we have agreed to pay all expenses of the registration of the shares of common stock and to indemnify the Selling Shareholders and any broker-dealer participating in the sale of the common stock against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the Selling Shareholders or participating broker-dealers may be required to make.

The participating broker-dealers, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, The Goldman Sachs Group, Inc. and its subsidiaries in the ordinary course of business.

Goldman, Sachs & Co. is a subsidiary of The Goldman Sachs Group, Inc. Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. imposes certain requirements when a NASD member, such as Goldman, Sachs & Co., distributes an affiliated company’s securities. Goldman, Sachs & Co. has advised The Goldman Sachs Group, Inc. that each particular offering of shares in which it participates will comply with the applicable requirements of Rule 2720.

Neither Goldman, Sachs & Co. nor any other NASD member is permitted to sell shares in an offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Because Goldman, Sachs & Co. is a member of the NYSE and because of its relationship to The Goldman Sachs Group, Inc., it is not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of our common stock.

VALIDITY OF THE SHARES

The validity of the shares may be passed upon for The Goldman Sachs Group, Inc. by Sullivan & Cromwell LLP, New York, New York and for any underwriters, dealers or agents by Sullivan & Cromwell LLP.

Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the shares described in this prospectus supplement.

EXPERTS

The financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of The Goldman Sachs Group, Inc. incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended November 24, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 24, 2006 in our Annual Report on Form 10-K for the fiscal year ended November 24, 2006 incorporated by reference herein have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited condensed consolidated financial statements of The Goldman Sachs Group, Inc. as of and for the three months ended February 23, 2007 and for the three months ended February 24, 2006 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report dated March 26, 2007, incorporated by reference herein, states that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedure applied. PricewaterhouseCoopers LLP is not subject to the liability provision of Section 11 of the Securities Act for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statements prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely upon any unauthorized information or representations. This prospectus is an offer to sell only the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Prospectus dated June 29, 2006

550,000 Shares

The Goldman Sachs
Group, Inc.

Common Stock

Goldman, Sachs & Co.